UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-35267

INTERPHASE CORPORATION

(Exact name of registrant as specified in its charter)

4240 International Parkway, Suite 105

Carrollton, Texas 75007

(214) 654-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Share Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.10 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 INTERPHASE CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 21, 2014	By:	/s/ Thomas N. Tipton, Jr.
Name: Thomas N. Tipton, Jr.
Title: Chief Financial Officer, Secretary, Vice President of Finance and Treasurer

(1)

The Common Share Purchase Rights (the “2011 Rights”) issued under the Rights Agreement, dated as of July 29, 2011, by and between Interphase Corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent (the “2011 Rights Agreement”), terminated at 8:00 p.m. (Eastern time) on August 12, 2014, pursuant to the terms of the 2011 Rights Agreement as amended on August 12, 2014. The Company initially filed a Form 8-A to register the 2011 Rights on August 2, 2011. Also, the Common Share Purchase Rights (the “2000 Rights”) issued under the Rights Agreement, dated as of December 7, 2000, by and between the Company and Computershare Investor Services, LLC, as rights agent, which preceded (and expired before) the 2011 Rights Agreement, terminated at 5:00 p.m. (Eastern time) on December 6, 2010, pursuant to the terms of the 2000 Rights Agreement. The Company initially filed a Form 8-A to register the 2000 Rights on January 10, 2001.